Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ENMGF

Entourage Mining Extends Warrants

January 25, 2011, Vancouver British Columbia: Entourage Mining Ltd., (“Entourage” or the “Company”) (OTCBB: ENMGF) announces that the Company has extended the expiration term of 1,613,162 share purchase warrants, set to expire on January 25, 2011, for one year to January 25, 2012. The share purchase warrants were issued with the Company’s private placement announced on January 25, 2010.

The share purchase warrants are exercisable into one additional common share of the Company at $0.25 USD.

On behalf of the Board,

“Gregory Kennedy”

Gregory Kennedy
President

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368